This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated November 27, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal, and any amendments or supplements thereto, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any state or jurisdiction where the making of the Offer or the acceptance of the Shares is prohibited by any applicable law. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in any such state. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                                       of
                                 EMachines, Inc.
                                       at
                              $1.06 Net Per Share
                                       by
                            Empire Acquisition Corp.
                          a wholly owned subsidiary of
                                EM Holdings, Inc.

Empire Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of EM Holdings, Inc., a Delaware corporation ("Parent"), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0000125 per share (the "Shares"), of eMachines, Inc., a Delaware corporation (the "Company"), for $1.06 per Share (the "Offer Price"), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together, along with any amendments or supplements thereto, constitute the "Offer"). Stockholders who tender directly to EquiServe Trust Company, N.A. ("the Depositary") will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes, if any, on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees or commissions. Purchaser is offering to acquire all Shares as a first step in acquiring the entire equity interest in the Company. Following consummation of the Offer, Parent and Purchaser intend to effect the merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., EASTERN TIME, ON THURSDAY, DECEMBER 27, 2001, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 23, 2001, by and among the Company, Parent and Purchaser, pursuant to which, as soon as practicable after the completion of the Offer and satisfaction or waiver of all conditions to the Merger (as defined below), Purchaser will be merged with and into the Company and the Company will continue as the surviving corporation and will become a wholly owned subsidiary of Parent (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by the Company, or by Parent, the Purchaser, or any other subsidiary of Parent, or by dissenting stockholders who have properly exercised their appraisal rights under Delaware law) will be canceled and converted into the right to receive the Offer Price in cash, payable to the holder thereof, without interest, less any required withholding taxes. If Purchaser, together with Parent, acquires, pursuant to the Offer, the Option Agreement (as defined below) and the Stock Purchase Agreement (as defined below), at least 90% of the then issued and outstanding Shares including the Shares owned by Lap Shun (John) Hui, Korea Data Systems (USA), Inc., Parent and their respective affiliates, Purchaser intends to effect the Merger without a vote of the Company's stockholders pursuant to Section 253 of the Delaware General Corporation Law (a "Short-Form Merger").

THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY, WITH THE EXCEPTION OF HUI, A DIRECTOR OF THE COMPANY AND THE SOLE STOCKHOLDER OF PARENT, WHO RECUSED HIMSELF FROM THE DELIBERATIONS OF THE COMPANY BOARD OF DIRECTORS RELATING TO THE MERGER AGREEMENT, (1) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, (2) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS (OTHER THAN HUI, PARENT, KDS USA, INC., AND THEIR RESPECTIVE
AFFILIATES), AND (3) RECOMMEND THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

Simultaneously with entering into the Merger Agreement, Parent, Purchaser and the Company also entered into an Option Agreement, dated as of November 19, 2001 (the "Option Agreement") with the Company. Pursuant to the Option Agreement, the Company granted to Purchaser an option to acquire from Company, in certain circumstances, a sufficient number of Shares that, when taken together with all other outstanding Shares purchasable by Purchaser or its affiliates at or prior to the date on which the Shares are accepted and purchased in the Offer, will enable Purchaser to acquire 90% of the outstanding Shares and consummate a Short-Form Merger. According to the Company, as of November 16, 2001, there were 145,511,579 Shares issued and outstanding.

In addition to the Option Agreement, Hui entered into a Stock Purchase Agreement dated October 30, 2001 (the "Stock Purchase Agreement"), with idealab! Holdings, L.L.C., a Delaware limited liability company ("idealab!"). Pursuant to the Stock Purchase Agreement, Purchaser, upon satisfaction of certain terms and conditions, will purchase, all of the Shares held by idealab! As of October 30, 2001, idealab! was the owner of 9,472,514 Shares.

The Offer is conditioned upon, among other things, the receipt of or availability to Parent and Purchaser of funds pursuant to an equity commitment from Mr. Hui and the Purchaser's credit facility with UBS AG, Stamford Branch or such other financing source available to the Purchaser in an amount sufficient to fund all of their financial obligations in connection with the consummation of the Offer, the Merger and other transactions contemplated by the Merger Agreement, and there being purchasable by Purchaser pursuant to the Stock Purchase Agreement or validly tendered and not withdrawn prior to the Expiration Date (as defined below) that number of Shares (when added to the number of Shares held by Hui, Parent, KDS USA, Inc. and their respective affiliates and the number of Shares purchasable by Buyer pursuant to the Stock Purchase Agreement) which constitutes 90% of the outstanding Shares on the date Shares are accepted for payment. The Offer is also subject to other terms and conditions described in Section 1 of the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to) those Shares pursuant to the procedures set forth in Section 12 of the Offer to Purchase, (b) a Letter of Transmittal, or facsimile thereof, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase)), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for, or Book-Entry Confirmations with respect to, the Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for the tendered Shares, regardless of any extension of the Offer or any delay in making such payment. Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date, unless such Shares were previously accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of those Shares, if different from the name of the person who tendered those Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary and unless such shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), then, prior to the physical release of those certificates, the serial numbers shown on the particular certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in Section 12 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with the DTC procedures. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 12 of the Offer to Purchase.

The term "Expiration Date" means 9:00 a.m., Eastern time, on December 27, 2001, unless and until Purchaser, in accordance with the terms of the Merger Agreement, extends the period for which the Offer is open, in which event the term "Expiration Date" will mean the latest time and date on which the Offer, as so extended, will expire. Subject to the terms and conditions of the Merger Agreement, Purchaser may extend the Expiration Date to allow for the satisfaction or waiver of unsatisfied and unwaived conditions. In lieu of an extension, Purchaser may elect to provide a "subsequent offering period" in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934 (the "Exchange Act"). Oral or written notice of any extension of the Expiration Date or the provision of a subsequent offering period would be given to the Depositary and a public announcement would be made by no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date. During an extension, all Shares previously tendered and not withdrawn would remain subject to the Offer. During a subsequent offering period, stockholders would not be able to withdraw Shares previously tendered in the Offer and stockholders would not be able to withdraw Shares tendered during the subsequent offering period. The same consideration will be paid to stockholders tendering in the Offer and the stockholders tendering in a subsequent offering period, if any.

All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding. None of Parent, Purchaser, the Depositary, Georgeson Shareholder Communications Inc. (the "Information Agent"), Georgeson Shareholder Securities Corporation (the "Dealer Manager"), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

The receipt by a stockholder of cash for Shares pursuant to the Offer and the Merger will be a taxable transaction for United States federal income tax purposes, and may also be a taxable transaction under applicable state, local or foreign tax laws. All stockholders are urged to consult with their own tax advisors as to the particular tax consequences to them of the Offer and the Merger.

Purchaser expressly reserves the right (but shall not be obligated) at any time and from time to time, to waive any condition to the Offer or modify the terms of the Offer, subject to (a) the terms of the Merger Agreement and (b) the rules and regulations of the Securities and Exchange Commission.

The Company has provided Purchaser with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed to record holders of Shares, will be furnished (for subsequent transmittal to beneficial owners of Shares) to the brokers, dealers, commercial banks, trust companies and others whose names, or the names of whose nominees, appear on these lists and may be mailed directly to beneficial owners.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance or additional copies of the Offer to Purchase, Letter of Transmittal and any other tender offer materials may be directed to the Information Agent at its telephone number and location listed below, and copies will be furnished at Purchaser's expense. Purchaser will not pay fees to any broker or dealer or other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Georgeson Shareholder LOGO

17 State Street, 10th Floor
New York, New York 10004
Banks and Brokers Call Collect: (212) 440-9800
All Others Call Toll Free: (800) 223-2064
The Dealer Manager for the Offer is:

Georgeson Shareholder Securities LOGO

Georgeson Shareholder Securities Corporation
17 State Street, 10th Floor
New York, New York 10004
Banks and Brokers Call Collect: (212) 440-9800

All Others Call Toll Free: (800) 445-1790

November 27, 2001